Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Announces Memorandum of Understanding with Statoil for Ethane Supply from Marcellus Shale

Calgary, Alberta (July 26, 2011) - NOVA Chemicals Corporation (NOVA Chemicals) today announced that it signed a memorandum of understanding with Statoil Marketing and Trading Inc. (Statoil) for a long-term supply of ethane from the Marcellus Shale Basin.

“We are very pleased to be working with Statoil for the supply of additional ethane to our Corunna, Ontario cracker.  Their supply will help to diversify our supply base for our Corunna cracker revamp project and support our growth plans in the future,” said Randy Woelfel, Chief Executive Officer.

“Statoil is pleased to have reached a framework agreement with NOVA Chemicals for the sale of ethane from the Marcellus Shale Basin. Statoil has over the years had other supply agreements with NOVA Chemicals and looks forward to furthering this commercial relationship,” said Martin Jones — President of Statoil Marketing and Trading (US) Inc.

In addition to finalizing a definitive purchase and sale agreement with Statoil, and customary reviews and approvals, the arrangement is subject to NOVA Chemicals concluding a pipeline transportation agreement to transport ethane from the Marcellus Shale Basin into the Sarnia, Ontario petrochemical market.

About NOVA Chemicals Corporation
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi. Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

NOVA Chemicals Corporation:

Pace Markowitz, Director, Communications

Tel: 412.490.4952

E-mail: markowp@novachem.com

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information:  This news release contains forward-looking information regarding NOVA Chemicals’ memorandum of understanding with Statoil for the supply of ethane, including statements that the supply will help to diversify NOVA Chemicals’ supply base for its Corunna cracker revamp project and support its growth plans in the future; and statements regarding a definitive purchase and sale agreement with Statoil and a pipeline transportation agreement to transport ethane from the Marcellus Shale Basin into the Sarnia, Ontario petrochemical market.  By its nature, forward-looking information requires NOVA

Chemicals to make assumptions and is subject to inherent risks and uncertainties.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as  required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.